Pro Football Soccer Enterprise
(the "Company")
a Wyoming Profit Corporation

Financial Statements with Independent Auditor's Report

As of inception - February 29, 2024

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: Pro Football Soccer Enterprise, Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of inception to February 29, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of inception to February 29, 2024 and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our

opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 1, 2024

PRO FOOTBALL SOCCER ENTERPRISE STATEMENT OF FINANCIAL POSITION
See Accompanying Notes to these Financial Statements

	As of February 29, 2024
ASSETS	
Current Assets:	
Cash & cash equivalents	-
Total Current Assets	-
Non-Current Assets:	
Total Non-Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	
EQUITY	
Common Stock	-
APIC	49
Accumulated Deficit	(49)
TOTAL EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

PRO FOOTBALL SOCCER ENTERPRISE STATEMENT OF OPERATIONS
See Accompanying Notes to these Financial Statements

	Year Ended February 29 2,024
Revenues	
Sales	-
Cost of Goods Sold	-
Gross Profit	-
Operating Expenses	
General and Administrative	49
Total Operating Expenses	49
Total Loss from Operations	(49)
Other Expense	-
Total Other Income/Expense	-
Earnings Before Income Taxes, Depreciation, and Amortization	(49)
Depreciation Expense	-
Amortization Expense	-
Net Income (Loss)	(49)

PRO FOOTBALL SOCCER ENTERPRISE STATEMENT OF CASH FLOWS

See Accompanying Notes to these Financial Statements

	Inception to February 29, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(49)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(49)
INVESTING ACTIVITIES	(49)
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Common Stock	-
Additional Paid In Capital	49
Net Cash provided by (used in) Financing Activities	49
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

PRO FOOTBALL SOCCER ENTERPRISE STATEMENT OF SHAREHOLDER'S EQUITY
See Accompanying Notes to these Financial Statements

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/24	-	-	-	-	-
Issuance of Common Stock	5,500,000	-	49	-	49
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(49)	(49)
Ending balance at 02/29/24	5,500,000	-	49	(49)	-

Pro Football Soccer Enterprise, Inc.
Notes to the Financial Statements
As of Inception through February 29, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Pro Football Soccer Enterprise, Inc. ("the Company") was formed in Wyoming on January 12, 2024, but is domiciled in California. The company's primary plan on generating revenue is through the transfer and sale of professional soccer players who are under contract with the clubs/teams owned by the company. Alongside player transactions, each club within the enterprise will participate in the sale of season tickets, game day tickets, and merchandise. Moreover, the company aims to explore revenue opportunities through legal online betting as part of its live streaming services. To further diversify revenue streams, the company plans to have affiliated clubs take part in hosting musical concerts and various events within the stadiums they either own or rent, managed by the lead investor—an experienced promoter and producer of major musical acts and events.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise capital to purchase and operate Professional Football/Soccer Clubs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no items that were measured at fair value as of February 29, 2024.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. The Company had no cash and cash equivalents as of February 29, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The company has not generated any revenue as of February 29, 2024 but it plans to generate revenue through transfer and sale of professional soccer players who are under contract with the clubs/teams owned by the company, participating in the sale of season tickets, game day tickets, and merchandise, legal online betting as part of its live streaming services and hosting musical concerts and various events within the stadiums they either own or rent.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred. The company has not yet incurred advertising costs as of February 29, 2024.

General and Administrative

General and administrative expenses incurred by the company as of February 29, 2024 consist only of formation expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any debts or long term obligations.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 5,500,000 shares were issued and outstanding as of February 29, 2024.

The Company has authorized 1,000,000 of preferred shares with a par value of $0.0001 per share. It has no issued and outstanding preferred shares as of February 29, 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to March 1, 2024 to assess the need for potential recognition or disclosure in this report. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has not commenced principal operations and may continue to generate losses. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Financing: Over the next twelve months, the company plans to finance its operations through a crowdfunding campaign and revenue-producing activities
4. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
5. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.